FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2011

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1	Filing of 2010 Annual Report on Form 20-F

Buenos Aires, April 12, 2011

Filing of 2010 Annual Report on Form 20-F

In accordance with the requirement of the NYSE Listed Company Manual, YPF S.A. informs that it has filed its Annual Report on Form 20-F for the fiscal year 2010 with the United States Securities and Exchange Commission (“SEC”).

The document is also posted on: http://www.ypf.com. Hard copies of the complete audited financial statements, may be obtained free of charge by shareholders upon request.

Shareholders have the ability to receive a hard copy of YPF's complete audited financial statements free of charge upon request.
For a copy of the annual report, requests should be directed to:

Investor Relations
Macacha Güemes 515 (C1106BKK) Ciudad Autónoma de Buenos Aires ARGENTINA Phone: (5411) 5071-5531 inversoresypf@ypf.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: April 12, 2011	By:	/s/ Guillermo Reda
	Name:	Guillermo Reda
	Title:	Chief Financial Officer